Exhibit 99.2



Associated Estates Realty Corporation
Second Quarter 2012
Earnings Release and Supplemental Financial Information



Apartments at the Arboretum
3000 Renaissance Park Place
Cary, NC 27513

Phone: (866) 783-0967
Web Site: www.arboretumapartments.com

For more information, please contact:
Jeremy Goldberg
(216) 797-8715

Table of Contents

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS
Increases Same Community NOI Guidance
Second Quarter Same Community Revenue up 5.9 Percent
Quarter-End Same Community Physical Occupancy 97.0 Percent

Cleveland, Ohio - July 24, 2012 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today reported financial results for the second quarter ended June 30, 2012. Funds from operations (FFO) for the second quarter of 2012 was $0.32 per common share (diluted), compared with $0.27 per common share (diluted), for the second quarter of 2011, an 18.5 percent increase.

Net income applicable to common shares was $23.6 million or $0.54 per common share (diluted) for the quarter ended June 30, 2012, principally as a result of gains from property sales. This compared with net loss applicable to common shares of $1.6 million or $0.04 per common share (diluted) for the quarter ended June 30, 2011.

"Fundamentals remain strong and our properties are well positioned to benefit. The positive momentum supports the increased NOI guidance," said Jeffrey I. Friedman, president and chief executive officer.

A reconciliation of net income (loss) attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

Same Community Portfolio Results

Net operating income (NOI) for the second quarter of 2012 for the Company's same community portfolio increased 5.5 percent when compared with the second quarter of 2011. Revenue increased 5.9 percent and property operating expenses increased 6.4 percent. Physical occupancy was 97.0 percent at the end of the second quarter of 2012 versus 96.7 percent at the end of the second quarter of 2011. Average monthly net rent collected per unit for the same community properties was $1,024 compared with $969 for the second quarter of 2011, a 5.7 percent increase.

First Half Performance

FFO as adjusted for the six months ended June 30, 2012 was $0.61 per common share (diluted) after adjusting for $1.7 million of loan prepayment costs and a credit to expense of $279,000 for a refund of defeasance costs on a previously defeased loan in the first quarter. FFO as adjusted for the six months ended June 30, 2011 was $0.50 per common share (diluted).

For the six months ended June 30, 2012, net income applicable to common shares was $21.5 million, or $0.50 per common share (diluted) compared to net loss applicable to common shares of $4.7 million, or $0.11 per common share (diluted) for the period ended June 30, 2011.

A reconciliation of net income (loss) attributable to the Company to FFO and FFO as adjusted, is included on page 10.

NOI for the six months ended June 30, 2012, for the Company's Same Community portfolio increased 7.1 percent due to a 5.8 percent increase in revenue and a 4.0 percent increase in property operating expenses compared to the first six months of 2011.

Additional quarterly and first half financial information, including performance by region for the Company's portfolio, is included on pages 16 through 27.

Acquisitions

On May 23, 2012, the Company acquired The Apartments at the Arboretum, located in Cary, NC, a suburb of Raleigh. The 205-unit property was built in 2009 and is located minutes from the Research Triangle Park. The Company previously announced that it had completed its due diligence on The Park at Crossroads, a 344-unit property built in 2006, also in Cary. The acquisition of The Park at Crossroads is subject to the assumption of an approximately $24.9 million loan. The loan has an interest rate of 6.3 percent and matures in November 2016. Closing is expected to occur during the third quarter.

Subsequent to quarter end, the Company acquired two properties, one in the Raleigh-Durham market and one in Dallas. On July 17, 2012, the Company closed on Southpoint Village, in Durham, NC. The 211-unit property was built in 2007, has condominium style finishes and is located within walking distance to a major shopping center with five anchor department stores, including Nordstrom. On July 23, 2012, the Company acquired a 396-unit property in Dallas, TX, which is now known as 21 Forty Medical District. 21 Forty Medical District is a class A community built in 2009. It is located in the Southwestern Medical District, which contains the largest concentration of medical facilities in North Texas and the University of Texas Southwestern.

Dispositions

During the quarter, the Company sold 5 properties, with a combined total of 1,192 units; The Falls, a 520-unit property in Duluth, GA and a four property portfolio in Western Michigan, with a total of 672 units. The average age of the five properties was 26 years and the total sales price was $60 million.

Development Activity

As previously announced, on May 8, 2012, the Company purchased the historic Desmond's Tower at 5500 Wilshire Boulevard and the adjacent parking lot. The Company plans to build approximately 175 luxury apartments and structured parking within the area currently comprising a parking lot. The apartments will be known as The Desmond on Wilshire and construction is expected to begin in the second quarter of 2013.

Capital Markets Activity

During the quarter ending June 30, 2012, the Company sold 681,178 common shares via its "At-the-Market" program, resulting in net proceeds after sales commissions of approximately $11.1 million, or a weighted average net price of $16.30 per share. These issuances completed the Company's $25 million "At-the-Market" program. Proceeds were used to reduce borrowings on the Company's unsecured line of credit.

On June 27, 2012, the Company sold 6.325 million common shares in a follow-on equity offering resulting in net proceeds of approximately $87.2 million. Proceeds were used to fund acquisitions and development and for general corporate purposes.

"Our capital markets activity has improved our balance sheet and positioned the Company to achieve investment grade ratings in the near term," said Lou Fatica, Vice President, Treasurer and Chief Financial Officer. "Our recent acquisitions enhanced both the asset quality of our portfolio and the geographic distribution of our NOI," Fatica added.

2012 Outlook

The Company updated its full year FFO as adjusted guidance to a range of $1.23 to $1.25 per common share. Additionally, the Company increased same community revenue guidance to a range of 5.0 percent to 5.5 percent and NOI to a range of 6.25 percent to 6.75 percent. Detailed assumptions relating to the Company's guidance can be found on page 29.

Conference Call

A conference call to discuss the results will be held on July 25, 2012 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates." The call will be archived through August 8, 2012. The dial-in number for the replay is 877-344-7529 and the conference number for the replay is 10015722.

Via the Internet (listen only): Access the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q2 2012 Earnings Webcast" link. The webcast will be archived for 90 days.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Six Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,	
OPERATING INFORMATION	2012	2011	2012	2011
Total revenue	$ 42,309	$ 42,000	$ 82,687	$ 81,910
Property revenue	$ 41,996	$ 36,207	$ 82,374	$ 71,445
Net income (loss) applicable to common shares	$ 23,569	$ (1,573)	$ 21,489	$ (4,655)
Per share - basic	$ 0.55	$ (0.04)	$ 0.50	$ (0.11)
Per share - diluted	$ 0.54	$ (0.04)	$ 0.50	$ (0.11)
Funds from Operations (FFO) [1]	$ 13,744	$ 11,188	$ 24,410	$ 20,706
FFO as adjusted [1]	$ 13,744	$ 11,188	$ 25,874	$ 20,706
FFO per share - diluted	$ 0.32	$ 0.27	$ 0.57	$ 0.50
FFO as adjusted per share - diluted	$ 0.32	$ 0.27	$ 0.61	$ 0.50
Funds Available for Distribution (FAD) [1]	$ 11,578	$ 9,838	$ 23,306	$ 18,792
Dividends per share	$ 0.18	$ 0.17	$ 0.35	$ 0.34
Payout ratio - FFO	56.3%	63.0%	61.4%	68.0%
Payout ratio - FFO as adjusted	56.3%	63.0%	57.4%	68.0%
Payout ratio - FAD	66.7%	70.8%	63.6%	75.6%
General and administrative expense	$ 4,264	$ 3,959	$ 8,633	$ 8,129
Development costs	$ 297	$ 102	$ 607	$ 176
Personnel - allocated	$ 987	$ 839	$ 1,935	$ 1,669
Costs associated with acquisitions	$ 485	$ 65	$ 485	$ 121
Interest expense [2]	$ 6,332	$ 7,023	$ 13,506	$ 13,905
Interest coverage ratio [3]	2.94:1	2.45:1	2.71:1	2.35:1
Fixed charge coverage ratio [4]	2.94:1	2.45:1	2.71:1	2.35:1
General and administrative expense to property revenue	10.2%	10.9%	10.5%	11.4%
Personnel - allocated to property revenue	2.4%	2.3%	2.3%	2.3%
Interest expense to property revenue [2]	15.1%	19.4%	16.4%	19.5%
Property NOI [5]	$ 25,260	$ 21,863	$ 49,428	$ 42,527
ROA [6]	7.8%	7.7%	7.8%	7.7%
Same Community revenue increase	5.9%	4.0%	5.8%	5.8%
Same Community expense increase	6.4%	1.2%	4.0%	3.5%
Same Community NOI increase	5.5%	6.1%	7.1%	7.5%
Same Community operating margins	60.2%	60.4%	60.2%	59.5%

(1) See page 10 for a reconciliation of net income (loss) attributable to AERC to these non-GAAP measurements and page 30 for our definition of these non-GAAP measurements.

(2) Excludes amortization of financing fees of $464 and $1,133 for 2012 and $470 and $929 for 2011. The six months ended 2012 excludes $1.7 million of prepayment costs and $(279) for refunds on previously defeased loan.

(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/refunds. Individual line items in this calculation include results from discontinued operations where applicable. See page 31 for a reconciliation of net income (loss) applicable to common shares to EBITDA and our definition of EBITDA.

(4) Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding prepayment costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

(5) See page 32 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and our definition of this non-GAAP measurement.

(6) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development or held for sale. Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2012
(Unaudited; in thousands, except per share and ratio data)

CAPITALIZATION DATA		June 30, 2012		December 31, 2011
Net real estate assets	$	1,030,723	$	986,834
Total assets	$	1,060,203	$	1,018,493
Debt	$	602,738	$	664,788
Noncontrolling redeemable interest	$	3,077	$	2,763
Total shareholders' equity attributable to AERC	$	412,175	$	308,793
Common shares outstanding		49,492		42,331
Share price, end of period	$	14.95	$	15.95
Total capitalization	$	1,342,643	$	1,339,967
Undepreciated book value of real estate assets	$	1,382,021	$	1,345,439
Debt to undepreciated book value of real estate assets		43.6%		49.4%
Secured debt to undepreciated book value		29.1%		35.8%
Annual dividend	$	0.72	$	0.68
Annual dividend yield based on share price, end of period		4.8%		4.3%

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2012

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age
Company Portfolio:			
Same Community:			
Midwest	28	6,526	19
Mid-Atlantic	9	2,803	11
Southeast	7	2,469	13
Southwest	1	222	13
Total Same Community	45	12,020	16
Acquisitions	4	901	9
Developed [1]	1	242	—
Total Company Portfolio	50	13,163	15

(1) Reflects construction of 242-units in Nashville, Tennessee.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Second Quarter 2012
(Unaudited; dollar amount in thousands)

		June 30, 2012		December 31, 2011
ASSETS				
Real estate assets				
Investment in real estate	$	1,378,316	$	1,323,139
Construction in progress		3,705		22,300
Less: Accumulated depreciation		(351,298)		(358,605)
Net real estate		1,030,723		986,834
Cash and cash equivalents		2,062		4,328
Restricted cash		7,149		6,901
Other assets		20,269		20,430
Total assets	$	1,060,203	$	1,018,493
LIABILITIES AND SHAREHOLDERS' EQUITY				
Mortgage notes payable	$	402,738	$	481,788
Unsecured revolving credit facility		75,000		58,000
Unsecured term loan		125,000		125,000
Total debt		602,738		664,788
Accounts payable and other liabilities		42,213		42,149
Total liabilities		644,951		706,937
Noncontrolling redeemable interest		1,734		1,734
Equity				
Common shares, without par value; $.10 stated value; 91,000,000				
authorized; 49,492,430 issued and outstanding at June 30, 2012				
and 46,570,763 issued and 42,330,899 outstanding				
at December 31, 2011, respectively		4,949		4,657
Paid-in capital		632,971		583,172
Accumulated distributions in excess of accumulated net income		(223,707)		(228,545)
Accumulated other comprehensive loss		(2,038)		(405)
Less: Treasury shares, at cost, 5,190,558 shares				
at December 31, 2011		—		(50,086)
Total shareholders' equity attributable to AERC		412,175		308,793
Noncontrolling interest		1,343		1,029
Total equity		413,518		309,822
Total liabilities and equity	$	1,060,203	$	1,018,493

Associated Estates Realty Corporation
Consolidated Statements of Operations and Comprehensive Income
Three and Six Months Ended June 30, 2012 and 2011
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2012	2011	2012	2011
REVENUE				
Property revenue	$ 41,996	$ 36,207	$ 82,374	$ 71,445
Office revenue	313	—	313	—
Construction and other services	—	5,793	—	10,465
Total revenue	42,309	42,000	82,687	81,910
EXPENSES				
Property operating and maintenance	16,736	14,344	32,946	28,918
Depreciation and amortization	13,039	12,328	25,649	24,475
Construction and other services	83	5,819	153	10,770
General and administrative	4,264	3,959	8,633	8,129
Development costs	297	102	607	176
Costs associated with acquisitions	485	65	485	121
Total expenses	34,904	36,617	68,473	72,589
Operating income	7,405	5,383	14,214	9,321
Interest expense	(6,796)	(7,493)	(16,103)	(14,834)
Income (loss) from continuing operations	609	(2,110)	(1,889)	(5,513)
Income from discontinued operations:				
Operating income	197	549	649	884
Gain on disposition of properties	22,859	—	22,819	—
Income from discontinued operations	23,056	549	23,468	884
Net income (loss)	23,665	(1,561)	21,579	(4,629)
Net loss (income) attributable to noncontrolling redeemable interest	4	(12)	9	(26)
Net income (loss) attributable to AERC	23,669	(1,573)	21,588	(4,655)
Allocation to participating securities	(100)	—	(99)	—
Net income (loss) applicable to common shares	$ 23,569	$ (1,573)	$ 21,489	$ (4,655)
Earnings per common share - basic:				
Income (loss) from continuing operations applicable to common shares	$ 0.01	$ (0.05)	$ (0.04)	$ (0.13)
Income from discontinued operations	0.54	0.01	0.54	0.02
Net income (loss) applicable to common shares - basic	$ 0.55	$ (0.04)	$ 0.50	$ (0.11)
Earnings per common share - diluted:				
Income (loss) from continuing operations applicable to common shares	$ 0.01	$ (0.05)	$ (0.04)	$ (0.13)
Income from discontinued operations	0.53	0.01	0.54	0.02
Net income (loss) applicable to common shares - diluted	$ 0.54	$ (0.04)	$ 0.50	$ (0.11)
Other comprehensive income:				
Change in fair value and reclassification of hedge instruments	$ (1,655)	$ —	$ (1,633)	$ —
Total comprehensive income (loss) applicable to common shares	$ 21,914	$ (1,573)	$ 19,856	$ (4,655)
Weighted average shares outstanding - basic	42,968	41,414	42,655	41,338
Weighted average shares outstanding - diluted	43,461	41,414	42,655	41,338

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
For the Three and Six Months Ended June 30, 2012 and 2011
(In thousands; except per share data)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2012	2011	2012	2011
CALCULATION OF FFO AND FAD					
Net income (loss) attributable to AERC		$ 23,669	$ (1,573)	$ 21,588	$ (4,655)
Add:	Depreciation - real estate assets	11,772	10,795	23,386	21,293
	Amortization of intangible assets	1,162	1,966	2,255	4,068
Less:	Gain on disposition of properties	(22,859)	—	(22,819)	—
	Funds from Operations (FFO)[1]	13,744	11,188	24,410	20,706
Add:	Prepayment costs	—	—	1,743	—
Less:	Refund of defeasance costs on previously defeased loan	—	—	(279)	—
	Funds from Operations as adjusted [1]	13,744	11,188	25,874	20,706
Add:	Depreciation - other assets	530	487	1,055	942
	Amortization of deferred financing fees	464	476	1,143	948
Less:	Recurring fixed asset additions [2]	(3,160)	(2,313)	(4,766)	(3,804)
	Funds Available for Distribution (FAD) [1]	$ 11,578	$ 9,838	$ 23,306	$ 18,792
Weighted average shares outstanding - diluted [3]		43,461	41,414	42,655	41,338
PER SHARE INFORMATION:					
FFO - diluted		$ 0.32	$ 0.27	$ 0.57	$ 0.50
FFO as adjusted - diluted		$ 0.32	$ 0.27	$ 0.61	$ 0.50
Dividends		$ 0.18	$ 0.17	$ 0.35	$ 0.34
Payout ratio - FFO		56.3%	63.0%	61.4%	68.0%
Payout ratio - FFO as adjusted		56.3%	63.0%	57.4%	68.0%
Payout ratio - FAD		66.7%	70.8%	63.6%	75.6%

(1) See page 30 for our definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculations include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 125 and 488 common share equivalents from the three and six months ended June 30, 2012 calculation, respectively, and 502 and 493 common share equivalents from the three and six months ended June 30, 2011 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended June 30, 2012 and 2011
(Unaudited; dollar amounts in thousands)

| | | Three Months Ended June 30, | | |
		2012		2011
REVENUE				
Property Revenue	$	1,642	$	3,547
EXPENSES				
Property operating and maintenance		1,020		1,756
Depreciation and amortization		425		920
Total expenses		1,445		2,676
Operating income		197		871
Interest expense		—		(322)
Gain on disposition of properties		22,859		—
Income from discontinued operations	$	23,056	$	549

(1) The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are five properties disposed of in 2012 and two properties disposed of in 2011.

Associated Estates Realty Corporation
Discontinued Operations [1]
Six Months Ended June 30, 2012 and 2011
(Unaudited; dollar amounts in thousands)

	Six Months Ended June 30,			
	2012		2011	
REVENUE				
Property revenue	$	4,194	$	7,002
EXPENSE				
Property operating and maintenance		2,252		3,523
Depreciation and amortization		1,047		1,828
Total expenses		3,299		5,351
Operating income		895		1,651
Interest expense		(246)		(767)
Gain on disposition of properties		22,819		—
Income from discontinued operations	$	23,468	$	884

(1) The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are five properties disposed of in 2012 and two properties disposed of in 2011.

Associated Estates Realty Corporation
Development Pipeline
As of June 30, 2012
(Unaudited; dollar amounts in thousands)

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Current Development

Under Construction	Ownership %	Total Units	Total Estimated Capital Cost (1)	Cost to Date	Total Debt	Estimated/Actual Dates for: Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations (2)	% Leased	% Occupied
Vista Germantown *Nashville, TN*	90.0%	242	$ 36,200	$ 35,462	$18,989	Q4 2010	Q1 2012	Q3 2012	Q4 2012	84.3%	72.0%
San Raphael Phase II *Dallas, TX*	100.0%	99	$ 13,750	$ 1,554	$ —	Q2 2012	Q3 2013	Q4 2013	Q1 2014	N/A	N/A
Total		341	$ 49,950	$ 37,016	$18,989						

Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units (3)	Cost to Date
Dwell Turtle Creek	Dallas, Texas	100.0%	265	$ 7,524
Dwell Bethesda	Bethesda, Maryland	97.0%	140	$ 14,132
The Desmond on Wilshire	Los Angeles, California	100.0%	175	$ 17,698
Total			580	$ 39,354

(1) Total capital cost represents estimated costs for projects under development inclusive of all capitalized costs in accordance with GAAP.

(2) We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

(3) Based on current projections as of July 24, 2012.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands; except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Six Months Ended June 30, 2012	
		Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 5,696	$ 414
Maintenance personnel labor cost [2]		3,718	271
Total Operating Expenses Related to Repairs and Maintenance		9,414	685
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	226	17
Appliances	5	599	44
Building improvements	14	748	54
Carpet and flooring	5	1,574	115
Office/Model	5	60	4
HVAC and mechanicals	15	459	33
Landscaping and grounds	14	922	67
Suite improvements	5	29	2
Total Recurring Capital Expenditures - Properties		4,617	336
Corporate capital expenditures		149	11
Total Recurring Capital Expenditures		4,766	347
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 14,180	$ 1,032
Total Recurring Capital Expenditures		$ 4,766	
Investment/Revenue Enhancing/Non-Recurring Expenditures [4]			
Building improvements - unit upgrades	Various	441	
Building improvements - other	20	274	
Ground improvements	Various	52	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		767	
Grand Total Capital Expenditures		$ 5,533	

(1) Calculated using weighted average units owned during the six months ended June 30, 2012 of 13,739.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations and Comprehensive Income.

(3) See page 32 for our definition of recurring fixed asset additions.

(4) See page 32 for our definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
Construction and Other Services, General and Administrative Expense, Development
   Costs and Personnel - Allocated
For the Three and Six Months Ended June 30, 2012 and 2011
(Unaudited; in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,			
	2012		2011		2012		2011	
Construction and Other Services								
Revenue	$	—	$	5,793	$	—	$	10,465
Expense		83		5,819		153		10,770
Construction and other services net (loss) income	$	(83)	$	(26)	$	(153)	$	(305)
General and Administrative, Development Costs **and Personnel - Allocated**								
General and administrative expense [1]	$	4,264	$	3,959	$	8,633	$	8,129
Development costs		297		102		607		176
Personnel - allocated [2]		987		839		1,935		1,669
Total expense	$	5,548	$	4,900	$	11,175	$	9,974

[1]   As reported per the Consolidated Statement of Operations and Comprehensive Income.

[2]   Represents general and administrative expense allocations to property operating and maintenance expenses.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters
(Unaudited; in thousands, except unit totals and per unit amounts)

		Quarter Ended			
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Property Revenue	$ 38,194	$ 37,266	$ 36,612	$ 36,859	$ 36,068
Property Operating and Maintenance Expenses					
Personnel - on site	3,410	3,533	3,278	3,171	3,167
Personnel - allocated	902	876	851	863	840
Advertising	395	382	369	378	374
Utilities	1,797	1,880	1,859	1,987	1,727
Repairs and maintenance	2,601	2,230	2,002	2,504	2,471
Real estate taxes and insurance	5,017	4,867	4,427	4,664	4,536
Other operating	1,078	1,049	1,166	1,200	1,167
Total Expenses	15,200	14,817	13,952	14,767	14,282
Property Net Operating Income	$ 22,994	$ 22,449	$ 22,660	$ 22,092	$ 21,786
Operating Margin	60.2%	60.2%	61.9%	59.9%	60.4%
Personnel - Allocated to Property Revenue	2.4%	2.4%	2.3%	2.3%	2.3%
Total Number of Units	12,020	12,020	12,020	12,020	12,020
NOI Per Unit	$ 1,913	$ 1,868	$ 1,885	$ 1,838	$ 1,812
Average Net Rents Per Unit [1]	$ 1,065	$ 1,057	$ 1,058	$ 1,043	$ 1,020
Average Net Rent Collected Per Unit [2]	$ 1,024	$ 1,002	$ 984	$ 986	$ 969
Physical Occupancy - End of Period [3]	97.0%	97.3%	95.1%	95.0%	96.7%

[1] Represents gross potential rents less concessions.

[2] Represents gross potential rents less vacancies and concessions.

[3] Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Six Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except unit totals and per unit amounts)

	Six Months Ended June 30,			
	2012		2011	
Property Revenue	$	75,460	$	71,306
Property Operating and Maintenance Expenses				
Personnel - on site		6,943		6,496
Personnel - allocated		1,778		1,669
Advertising		777		726
Utilities		3,677		3,622
Repairs and maintenance		4,831		4,654
Real estate taxes and insurance		9,884		9,501
Other operating		2,127		2,188
Total Expenses		30,017		28,856
Property Net Operating Income	$	45,443	$	42,450
Operating Margin		60.2%		59.5%
Personnel - Allocated to Property Revenue		2.4%		2.3%
Total Number of Units		12,020		12,020
NOI Per Unit	$	3,781	$	3,532
Average Net Rents Per Unit [1]	$	1,061	$	1,014
Average Net Rent Collected Per Unit [2]	$	1,013	$	958
Physical Occupancy - End of Period [3]		97.0%		96.7%

(1) Represents gross potential rents less concessions.

(2) Represents gross potential rents less vacancies and concessions.

(3) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of June 30, 2012 and 2011
(Unaudited)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1] Q2 2012	Net Rent Collected per Unit [1] Q2 2011	Net Rent Collected per Unit [1] % Change	Net Rents per Unit [2] Q2 2012	Net Rents per Unit [2] Q2 2011	Net Rents per Unit [2] % Change	Average Rent per Unit [3] Q2 2012	Average Rent per Unit [3] Q2 2011	Average Rent per Unit [3] % Change	Physical Occupancy [4] Q2 2012	Physical Occupancy [4] Q2 2011	Turnover Ratio [5] Q2 2012	Turnover Ratio [5] Q2 2011
Midwest Properties															
Indiana	836	16	$ 869	$ 819	6.1%	$ 898	$ 862	4.2 %	$ 924	$ 920	0.4 %	97.6%	97.2%	73.2%	87.1%
Southeast Michigan	1,778	19	860	798	7.8%	897	830	8.1 %	932	911	2.3 %	96.7%	97.1%	58.0%	52.6%
Western Michigan	438	21	783	722	8.4%	803	760	5.7 %	821	790	3.9 %	98.2%	98.2%	69.4%	67.6%
Central Ohio	2,171	21	873	812	7.5%	894	846	5.7 %	902	868	3.9 %	98.2%	97.7%	57.7%	61.5%
Northeastern Ohio	1,303	17	1,024	968	5.8%	1,051	996	5.5 %	1,064	1,038	2.5 %	98.0%	98.0%	52.8%	48.5%
Total Midwest	6,526	19	893	834	7.1%	921	868	6.1 %	940	915	2.7 %	97.7%	97.5%	59.6%	60.2%
Mid-Atlantic Properties															
Maryland	315	26	1,463	1,415	3.4%	1,520	1,469	3.5 %	1,549	1,519	2.0 %	97.1%	97.1%	38.1%	49.5%
Metro DC	352	26	1,298	1,257	3.3%	1,370	1,318	3.9 %	1,378	1,363	1.1 %	95.5%	96.9%	54.5%	47.7%
Northern Virginia	1,272	7	1,473	1,384	6.4%	1,532	1,450	5.7 %	1,560	1,512	3.2 %	97.2%	95.8%	50.2%	53.7%
Southeastern Virginia	864	6	1,129	1,092	3.4%	1,183	1,145	3.3 %	1,212	1,222	(0.8)%	97.2%	98.6%	53.8%	57.1%
Total Mid-Atlantic	2,803	11	1,344	1,282	4.8%	1,403	1,342	4.5 %	1,429	1,404	1.8 %	97.0%	96.9%	50.8%	53.8%
Southeast Properties															
Central Florida	288	9	997	946	5.4%	1,053	1,009	4.4 %	1,113	1,145	(2.8)%	97.9%	95.5%	61.1%	55.6%
Southeast Florida	984	15	1,251	1,212	3.2%	1,315	1,299	1.2 %	1,369	1,432	(4.4)%	95.6%	95.9%	65.9%	58.1%
Georgia	1,197	14	824	795	3.6%	878	888	(1.1)%	967	1,071	(9.7)%	94.3%	92.4%	57.8%	58.8%
Total Southeast	2,469	13	1,015	979	3.7%	1,072	1,066	0.6 %	1,144	1,223	(6.5)%	95.3%	94.2%	61.4%	58.2%
Southwest Properties															
Texas	222	13	922	873	5.6%	959	893	7.4 %	1,019	1,032	(1.3)%	98.2%	99.5%	48.6%	48.6%
Total Southwest	222	13	922	873	5.6%	959	893	7.4 %	1,019	1,032	(1.3)%	98.2%	99.5%	48.6%	48.6%
Total/Average Same															
Community	12,020	16	$ 1,024	$ 969	5.7%	$ 1,065	$ 1,020	4.4 %	$ 1,097	$ 1,095	0.2 %	97.0%	96.7%	57.7%	58.1%

(1) Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.
(2) Represents gross potential rents less concessions for all units divided by the number of units in a market.
(3) Represents gross potential rents for all units divided by the number of units in a market.
(4) Represents physical occupancy at the end of the quarter.
(5) Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.
(6) Age shown in years.

Associated Estates Realty Corporation
Sequential Property Revenue
For the Three Months Ended June 30, 2012 and March 31, 2012
(Unaudited; in thousands, except unit totals)

Property Revenue	No. of Units	Q2 Physical Occupancy [1]	Q1 Physical Occupancy [1]	Q2 2012 Revenue	Q1 2012 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.0%	$ 2,264	$ 2,233	$ 31	1.4 %
Southeast Michigan	1,778	96.7%	97.6%	4,778	4,663	115	2.5 %
Western Michigan	438	98.2%	98.9%	1,103	1,070	33	3.1 %
Central Ohio	2,171	98.2%	98.7%	5,892	5,689	203	3.6 %
Northeastern Ohio	1,303	98.0%	97.6%	4,146	4,039	107	2.6 %
Total Midwest Properties	6,526	97.7%	98.1%	18,183	17,694	489	2.8 %
Mid-Atlantic Properties							
Maryland	315	97.1%	96.8%	1,410	1,394	16	1.1 %
Metro DC	352	95.5%	96.0%	1,399	1,383	16	1.2 %
Northern Virginia	1,272	97.2%	96.2%	5,791	5,593	198	3.5 %
Southeastern Virginia	864	97.2%	97.1%	3,007	2,968	39	1.3 %
Total Mid-Atlantic Properties	2,803	97.0%	96.5%	11,607	11,338	269	2.4 %
Southeast Properties							
Central Florida	288	97.9%	96.5%	903	880	23	2.6 %
Southeast Florida	984	95.6%	97.0%	3,810	3,804	6	0.2 %
Georgia	1,197	94.3%	94.7%	3,063	2,928	135	4.6 %
Total Southeast Properties	2,469	95.3%	95.8%	7,776	7,612	164	2.2 %
Southwest Properties							
Texas	222	98.2%	99.1%	628	622	6	1.0 %
Total Southwest Properties	222	98.2%	99.1%	628	622	6	1.0 %
Total Same Community	**12,020**	**97.0%**	**97.3%**	**38,194**	**37,266**	**928**	**2.5 %**
Acquisitions [2]							
Southeast Florida	222	94.6%	95.5%	850	858	(8)	(0.9)%
Metro DC	250	96.4%	94.0%	1,472	1,465	7	0.5 %
North Carolina	205	96.1%	N/A	329	N/A	329	N/A
Texas	224	97.3%	96.0%	667	655	12	1.8 %
Development							
Tennessee	242	N/A	N/A	484	135	349	258.5 %
Total Property Revenue	13,163	97.0%	97.2%	$ 41,996	$ 40,379	$ 1,617	4.0 %

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Sequential Property Operating Expenses
For the Three Months Ended June 30, 2012 and March 31, 2012
(Unaudited; in thousands, except unit totals)

Property Operating Expenses	No. of Units	Q2 Physical Occupancy [1]	Q1 Physical Occupancy [1]	Q2 2012 Expenses	Q1 2012 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.0%	$ 916	$ 863	$ 53	6.1 %
Southeast Michigan	1,778	96.7%	97.6%	2,021	1,924	97	5.0 %
Western Michigan	438	98.2%	98.9%	479	474	5	1.1 %
Central Ohio	2,171	98.2%	98.7%	2,707	2,476	231	9.3 %
Northeastern Ohio	1,303	98.0%	97.6%	1,596	1,523	73	4.8 %
Total Midwest Properties	6,526	97.7%	98.1%	7,719	7,260	459	6.3 %
Mid-Atlantic Properties							
Maryland	315	97.1%	96.8%	498	487	11	2.3 %
Metro DC	352	95.5%	96.0%	409	419	(10)	(2.4)%
Northern Virginia	1,272	97.2%	96.2%	1,857	1,867	(10)	(0.5)%
Southeastern Virginia	864	97.2%	97.1%	986	1,015	(29)	(2.9)%
Total Mid-Atlantic Properties	2,803	97.0%	96.5%	3,750	3,788	(38)	(1.0)%
Southeast Properties							
Central Florida	288	97.9%	96.5%	377	360	17	4.7 %
Southeast Florida	984	95.6%	97.0%	1,562	1,673	(111)	(6.6)%
Georgia	1,197	94.3%	94.7%	1,508	1,453	55	3.8 %
Total Southeast Properties	2,469	95.3%	95.8%	3,447	3,486	(39)	(1.1)%
Southwest Properties							
Texas	222	98.2%	99.1%	284	283	1	0.4 %
Total Southwest Properties	222	98.2%	99.1%	284	283	1	0.4 %
Total Same Community	**12,020**	**97.0%**	**97.3%**	**15,200**	**14,817**	**383**	**2.6 %**
Acquisitions [2]							
Southeast Florida	222	94.6%	95.5%	397	404	(7)	(1.7)%
Metro DC	250	96.4%	94.0%	504	541	(37)	(6.8)%
North Carolina	205	96.1%	N/A	108	N/A	108	N/A
Texas	224	97.3%	96.0%	325	335	(10)	(3.0)%
Development							
Tennessee	242	N/A	N/A	202	113	89	78.8 %
Total Property Operating Expenses	13,163	97.0%	97.2%	$ 16,736	$ 16,210	$ 526	3.2 %

(1) Represents physical occupancy at the end of the quarter.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Sequential Property Net Operating Income (Property NOI)
For the Three Months Ended June 30, 2012 and March 31, 2012
(Unaudited; in thousands, except unit totals)

Property NOI [1]	No. of Units	Q2 Physical Occupancy [2]	Q1 Physical Occupancy [2]	Q2 2012 NOI	Q1 2012 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.0%	$ 1,348	$ 1,370	$ (22)	(1.6)%
Southeast Michigan	1,778	96.7%	97.6%	2,757	2,739	18	0.7 %
Western Michigan	438	98.2%	98.9%	624	596	28	4.7 %
Central Ohio	2,171	98.2%	98.7%	3,185	3,213	(28)	(0.9)%
Northeastern Ohio	1,303	98.0%	97.6%	2,550	2,516	34	1.4 %
Total Midwest Properties	6,526	97.7%	98.1%	10,464	10,434	30	0.3 %
Mid-Atlantic Properties							
Maryland	315	97.1%	96.8%	912	907	5	0.6 %
Metro DC	352	95.5%	96.0%	990	964	26	2.7 %
Northern Virginia	1,272	97.2%	96.2%	3,934	3,726	208	5.6 %
Southeastern Virginia	864	97.2%	97.1%	2,021	1,953	68	3.5 %
Total Mid-Atlantic Properties	2,803	97.0%	96.5%	7,857	7,550	307	4.1 %
Southeast Properties							
Central Florida	288	97.9%	96.5%	526	520	6	1.2 %
Southeast Florida	984	95.6%	97.0%	2,248	2,131	117	5.5 %
Georgia	1,197	94.3%	94.7%	1,555	1,475	80	5.4 %
Total Southeast Properties	2,469	95.3%	95.8%	4,329	4,126	203	4.9 %
Southwest Properties							
Texas	222	98.2%	99.1%	344	339	5	1.5 %
Total Southwest Properties	222	98.2%	99.1%	344	339	5	1.5 %
Total Same Community	**12,020**	**97.0%**	**97.3%**	**22,994**	**22,449**	**545**	**2.4 %**
Acquisitions [3]							
Southeast Florida	222	94.6%	95.5%	453	454	(1)	(0.2)%
Metro DC	250	96.4%	94.0%	968	924	44	4.8 %
North Carolina	205	96.1%	N/A	221	N/A	221	N/A
Texas	224	97.3%	96.0%	342	320	22	6.9 %
Development							
Tennessee	242	N/A	N/A	282	22	260	1,181.8 %
Total Property NOI	13,163	97.0%	97.2%	$ 25,260	$ 24,169	$ 1,091	4.5 %

(1) See page 32 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Second Quarter Property Revenue
For the Three Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except unit totals)

Property Revenue	No. of Units	2012 Physical Occupancy [1]	2011 Physical Occupancy [1]	Q2 2012 Revenue	Q2 2011 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	97.2%	$ 2,264	$ 2,125	$ 139	6.5%
Southeast Michigan	1,778	96.7%	97.1%	4,778	4,432	346	7.8%
Western Michigan	438	98.2%	98.2%	1,103	1,016	87	8.6%
Central Ohio	2,171	98.2%	97.7%	5,892	5,467	425	7.8%
Northeastern Ohio	1,303	98.0%	98.0%	4,146	3,902	244	6.3%
Total Midwest Properties	6,526	97.7%	97.5%	18,183	16,942	1,241	7.3%
Mid-Atlantic Properties							
Maryland	315	97.1%	97.1%	1,410	1,360	50	3.7%
Metro DC	352	95.5%	96.9%	1,399	1,349	50	3.7%
Northern Virginia	1,272	97.2%	95.8%	5,791	5,429	362	6.7%
Southeastern Virginia	864	97.2%	98.6%	3,007	2,917	90	3.1%
Total Mid-Atlantic Properties	2,803	97.0%	96.9%	11,607	11,055	552	5.0%
Southeast Properties							
Central Florida	288	97.9%	95.5%	903	847	56	6.6%
Southeast Florida	984	95.6%	95.9%	3,810	3,681	129	3.5%
Georgia	1,197	94.3%	92.4%	3,063	2,953	110	3.7%
Total Southeast Properties	2,469	95.3%	94.2%	7,776	7,481	295	3.9%
Southwest Properties							
Texas	222	98.2%	99.5%	628	590	38	6.4%
Total Southwest Properties	222	98.2%	99.5%	628	590	38	6.4%
Total Same Community	**12,020**	**97.0%**	**96.7%**	**38,194**	**36,068**	**2,126**	**5.9%**
Acquisitions [2]							
Southeast Florida	222	94.6%	92.8%	850	139	711	511.5%
Metro DC	250	96.4%	N/A	1,472	N/A	1,472	N/A
North Carolina	205	96.1%	N/A	329	N/A	329	N/A
Texas	224	97.3%	N/A	667	N/A	667	N/A
Development							
Tennessee	242	N/A	N/A	484	N/A	484	N/A
Total Property Revenue	13,163	97.0%	96.7%	$ 41,996	$ 36,207	$ 5,789	16.0%

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Second Quarter Property Operating Expenses
For the Three Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except unit totals)

Property Operating Expenses	No. of Units	2012 Physical Occupancy [1]	2011 Physical Occupancy [1]	Q2 2012 Expenses	Q2 2011 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	97.2%	$ 916	$ 838	$ 78	9.3 %
Southeast Michigan	1,778	96.7%	97.1%	2,021	1,967	54	2.7 %
Western Michigan	438	98.2%	98.2%	479	479	—	— %
Central Ohio	2,171	98.2%	97.7%	2,707	2,451	256	10.4 %
Northeastern Ohio	1,303	98.0%	98.0%	1,596	1,547	49	3.2 %
Total Midwest Properties	6,526	97.7%	97.5%	7,719	7,282	437	6.0 %
Mid-Atlantic Properties							
Maryland	315	97.1%	97.1%	498	509	(11)	(2.2)%
Metro DC	352	95.5%	96.9%	409	432	(23)	(5.3)%
Northern Virginia	1,272	97.2%	95.8%	1,857	1,522	335	22.0 %
Southeastern Virginia	864	97.2%	98.6%	986	944	42	4.4 %
Total Mid-Atlantic Properties	2,803	97.0%	96.9%	3,750	3,407	343	10.1 %
Southeast Properties							
Central Florida	288	97.9%	95.5%	377	322	55	17.1 %
Southeast Florida	984	95.6%	95.9%	1,562	1,512	50	3.3 %
Georgia	1,197	94.3%	92.4%	1,508	1,453	55	3.8 %
Total Southeast Properties	2,469	95.3%	94.2%	3,447	3,287	160	4.9 %
Southwest Properties							
Texas	222	98.2%	99.5%	284	306	(22)	(7.2)%
Total Southwest Properties	222	98.2%	99.5%	284	306	(22)	(7.2)%
Total Same Community	**12,020**	**97.0%**	**96.7%**	**15,200**	**14,282**	**918**	**6.4 %**
Acquisitions [2]							
Southeast Florida	222	94.6%	92.8%	397	62	335	540.3 %
Metro DC	250	96.4%	N/A	504	N/A	504	N/A
North Carolina	205	96.1%	N/A	108	N/A	108	N/A
Texas	224	97.3%	N/A	325	N/A	325	N/A
Development							
Tennessee	242	N/A	N/A	202	N/A	202	N/A
Total Property Operating Expenses	13,163	97.0%	96.7%	$ 16,736	$ 14,344	$ 2,392	16.7 %

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Second Quarter Property Net Operating Income (Property NOI)
For the Three Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except unit totals)

Property NOI [1]	No. of Units	2012 Physical Occupancy [2]	2011 Physical Occupancy [2]	Q2 2012 NOI	Q2 2011 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	97.2%	$ 1,348	$ 1,287	$ 61	4.7%
Southeast Michigan	1,778	96.7%	97.1%	2,757	2,465	292	11.8%
Western Michigan	438	98.2%	98.2%	624	537	87	16.2%
Central Ohio	2,171	98.2%	97.7%	3,185	3,016	169	5.6%
Northeastern Ohio	1,303	98.0%	98.0%	2,550	2,355	195	8.3%
Total Midwest Properties	6,526	97.7%	97.5%	10,464	9,660	804	8.3%
Mid-Atlantic Properties							
Maryland	315	97.1%	97.1%	912	851	61	7.2%
Metro DC	352	95.5%	96.9%	990	917	73	8.0%
Northern Virginia	1,272	97.2%	95.8%	3,934	3,907	27	0.7%
Southeastern Virginia	864	97.2%	98.6%	2,021	1,973	48	2.4%
Total Mid-Atlantic Properties	2,803	97.0%	96.9%	7,857	7,648	209	2.7%
Southeast Properties							
Central Florida	288	97.9%	95.5%	526	525	1	0.2%
Southeast Florida	984	95.6%	95.9%	2,248	2,169	79	3.6%
Georgia	1,197	94.3%	92.4%	1,555	1,500	55	3.7%
Total Southeast Properties	2,469	95.3%	94.2%	4,329	4,194	135	3.2%
Southwest Properties							
Texas	222	98.2%	99.5%	344	284	60	21.1%
Total Southwest Properties	222	98.2%	99.5%	344	284	60	21.1%
Total Same Community	**12,020**	**97.0%**	**96.7%**	**22,994**	**21,786**	**1,208**	**5.5%**
Acquisitions [3]							
Southeast Florida	222	94.6%	92.8%	453	77	376	488.3%
Metro DC	250	96.4%	N/A	968	N/A	968	N/A
North Carolina	205	96.1%	N/A	221	N/A	221	N/A
Texas	224	97.3%	N/A	342	N/A	342	N/A
Development							
Tennessee	242	N/A	N/A	282	N/A	282	N/A
Total Property NOI	13,163	97.0%	96.7%	$ 25,260	$ 21,863	$ 3,397	15.5%

(1) See page 32 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Year-to-Date Property Revenue
For the Six Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except unit totals)

Property Revenue	No. of Units	2012 Physical Occupancy [1]	2011 Physical Occupancy [1]	YTD 2012 Revenues	YTD 2011 Revenues	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	97.2%	$ 4,498	$ 4,221	$ 277	6.6%
Southeast Michigan	1,778	96.7%	97.1%	9,441	8,717	724	8.3%
Western Michigan	438	98.2%	98.2%	2,173	2,026	147	7.3%
Central Ohio	2,171	98.2%	97.7%	11,581	10,779	802	7.4%
Northeastern Ohio	1,303	98.0%	98.0%	8,185	7,697	488	6.3%
Total Midwest Properties	6,526	97.7%	97.5%	35,878	33,440	2,438	7.3%
Mid-Atlantic Properties							
Maryland	315	97.1%	97.1%	2,804	2,694	110	4.1%
Metro DC	352	95.5%	96.9%	2,782	2,660	122	4.6%
Northern Virginia	1,272	97.2%	95.8%	11,384	10,825	559	5.2%
Southeastern Virginia	864	97.2%	98.6%	5,975	5,738	237	4.1%
Total Mid-Atlantic Properties	2,803	97.0%	96.9%	22,945	21,917	1,028	4.7%
Southeast Properties							
Central Florida	288	97.9%	95.5%	1,784	1,681	103	6.1%
Southeast Florida	984	95.6%	95.9%	7,613	7,254	359	4.9%
Georgia	1,197	94.3%	92.4%	5,990	5,846	144	2.5%
Total Southeast Properties	2,469	95.3%	94.2%	15,387	14,781	606	4.1%
Southwest Properties							
Texas	222	98.2%	99.5%	1,250	1,168	82	7.0%
Total Southwest Properties	222	98.2%	99.5%	1,250	1,168	82	7.0%
Total Same Community	**12,020**	**97.0%**	**96.7%**	**75,460**	**71,306**	**4,154**	**5.8%**
Acquisitions [2]							
Southeast Florida	222	94.6%	92.8%	1,708	139	1,569	1,128.8%
Metro DC	250	96.4%	N/A	2,938	N/A	2,938	N/A
North Carolina	205	96.1%	N/A	329	N/A	329	N/A
Texas	224	97.3%	N/A	1,321	N/A	1,321	N/A
Development							
Tennessee	242	N/A	N/A	618	N/A	618	N/A
Total Property Revenue	13,163	97.0%	96.7%	$ 82,374	$ 71,445	$ 10,929	15.3%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Year-to-Date Property Operating Expenses
For the Six Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except unit totals)

Property Operating Expenses	No. of Units	2012 Physical Occupancy [1]	2011 Physical Occupancy [1]	YTD 2012 Expenses	YTD 2011 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	97.2%	$ 1,779	$ 1,714	$ 65	3.8 %
Southeast Michigan	1,778	96.7%	97.1%	3,945	3,966	(21)	(0.5)%
Western Michigan	438	98.2%	98.2%	954	940	14	1.5 %
Central Ohio	2,171	98.2%	97.7%	5,183	4,797	386	8.0 %
Northeastern Ohio	1,303	98.0%	98.0%	3,118	3,052	66	2.2 %
Total Midwest Properties	6,526	97.7%	97.5%	14,979	14,469	510	3.5 %
Mid-Atlantic Properties							
Maryland	315	97.1%	97.1%	985	1,007	(22)	(2.2)%
Metro DC	352	95.5%	96.9%	828	838	(10)	(1.2)%
Northern Virginia	1,272	97.2%	95.8%	3,723	3,526	197	5.6 %
Southeastern Virginia	864	97.2%	98.6%	2,000	1,883	117	6.2 %
Total Mid-Atlantic Properties	2,803	97.0%	96.9%	7,536	7,254	282	3.9 %
Southeast Properties							
Central Florida	288	97.9%	95.5%	738	647	91	14.1 %
Southeast Florida	984	95.6%	95.9%	3,234	3,021	213	7.1 %
Georgia	1,197	94.3%	92.4%	2,963	2,869	94	3.3 %
Total Southeast Properties	2,469	95.3%	94.2%	6,935	6,537	398	6.1 %
Southwest Properties							
Texas	222	98.2%	99.5%	567	596	(29)	(4.9)%
Total Southwest Properties	222	98.2%	99.5%	567	596	(29)	(4.9)%
Total Same Community	**12,020**	**97.0%**	**96.7%**	**30,017**	**28,856**	**1,161**	**4.0 %**
Acquisitions [2]							
Southeast Florida	222	94.6%	92.8%	802	62	740	1,193.5 %
Metro DC	250	96.4%	N/A	1,044	N/A	1,044	N/A
North Carolina	205	96.1%	N/A	108	N/A	108	N/A
Texas	224	97.3%	N/A	660	N/A	660	N/A
Development							
Tennessee	242	N/A	N/A	315	N/A	315	N/A
Total Property Operating Expenses	13,163	97.0%	96.7%	$ 32,946	$ 28,918	$ 4,028	13.9 %

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Year-to-Date Property Net Operating Income (Property NOI)
For the Six Months Ended June 30, 2012 and 2011
(Unaudited; in thousands, except unit totals)

Property NOI [1]	No. of Units	2012 Physical Occupancy [2]	2011 Physical Occupancy [2]	YTD 2012 NOI	YTD 2011 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	97.2%	$ 2,719	$ 2,507	$ 212	8.5%
Southeast Michigan	1,778	96.7%	97.1%	5,496	4,751	745	15.7%
Western Michigan	438	98.2%	98.2%	1,219	1,086	133	12.2%
Central Ohio	2,171	98.2%	97.7%	6,398	5,982	416	7.0%
Northeastern Ohio	1,303	98.0%	98.0%	5,067	4,645	422	9.1%
Total Midwest Properties	6,526	97.7%	97.5%	20,899	18,971	1,928	10.2%
Mid-Atlantic Properties							
Maryland	315	97.1%	97.1%	1,819	1,687	132	7.8%
Metro DC	352	95.5%	96.9%	1,954	1,822	132	7.2%
Northern Virginia	1,272	97.2%	95.8%	7,661	7,299	362	5.0%
Southeastern Virginia	864	97.2%	98.6%	3,975	3,855	120	3.1%
Total Mid-Atlantic Properties	2,803	97.0%	96.9%	15,409	14,663	746	5.1%
Southeast Properties							
Central Florida	288	97.9%	95.5%	1,046	1,034	12	1.2%
Southeast Florida	984	95.6%	95.9%	4,379	4,233	146	3.4%
Georgia	1,197	94.3%	92.4%	3,027	2,977	50	1.7%
Total Southeast Properties	2,469	95.3%	94.2%	8,452	8,244	208	2.5%
Southwest Properties							
Texas	222	98.2%	99.5%	683	572	111	19.4%
Total Southwest Properties	222	98.2%	99.5%	683	572	111	19.4%
Total Same Community	**12,020**	**97.0%**	**96.7%**	**45,443**	**42,450**	**2,993**	**7.1%**
Acquisitions [3]							
Southeast Florida	222	94.6%	92.8%	906	77	829	1,076.6%
Metro DC	250	96.4%	N/A	1,894	N/A	1,894	N/A
North Carolina	205	96.1%	N/A	221	N/A	221	N/A
Texas	224	97.3%	N/A	661	N/A	661	N/A
Development							
Tennessee	242	N/A	N/A	303	N/A	303	N/A
Total Property NOI	13,163	97.0%	96.7%	$ 49,428	$ 42,527	$ 6,901	16.2%

(1) See page 32 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Debt Structure
As of June 30, 2012
(Dollar amounts in thousands)

	Balance Outstanding June 30, 2012	Percentage of Total Debt	Weighted Average Interest Rate
Fixed Rate Debt:			
Secured	$ 350,317	58.1%	5.3%
Total Fixed Rate Debt	350,317	58.1%	5.3%
Variable Rate Debt Hedged:			
Secured [1]	33,432	5.6%	4.7%
Unsecured [2]	125,000	20.7%	2.0%
Total Variable Rate Debt Hedged	158,432	26.3%	2.6%
Variable Rate Debt Unhedged:			
Secured	18,989	3.2%	3.5%
Unsecured	75,000	12.4%	2.0%
Total Variable Rate Debt Unhedged	93,989	15.6%	2.3%
TOTAL DEBT	$ 602,738	100.0%	4.1%

Interest coverage ratio [3]	2.71:1
Fixed charge coverage ratio [4]	2.71:1
Weighted average maturity	4.0 years

Scheduled Principal Maturities:	Secured	Unsecured	Total
2012	$ —	$ —	$ —
2013	150,235	—	150,235
2014	44,538	—	44,538
2015	20,491	—	20,491
2016	49,987	200,000	249,987
Thereafter	137,487	—	137,487
Total	$ 402,738	$ 200,000	$ 602,738
	66.8%	33.2%	100.0%

(1)   The interest rate on these mortgage notes are capped at 6.9% until maturity.

(2)   The Company entered into a forward starting swap in December 2011 related to this debt fixing the rate beginning in June 2013 for the duration of its maturity at a rate of 1.26% plus the credit spread which is currently 1.80%, or an all-in rate of 3.06%.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/credits. See page 31 for a reconciliation of net income (loss) available to common shares to EBITDA and our definition of EBITDA.

(4)   Represents interest expense, including capitalized interest and preferred stock dividend payment coverage, excluding costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

Associated Estates Realty Corporation
2012 Financial Outlook
As of July 24, 2012

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net income attributable to AERC	$0.62 to $0.64
Expected real estate depreciation and amortization	$1.16
Expected gains on disposition of properties	-0.58
Expected Funds from Operations [1]	$1.20 to $1.22
Expected prepayment and other costs associated with debt repayments, net	0.03
Expected Funds from Operations as adjusted [1]	$1.23 to $1.25

Same Community Portfolio

Revenue growth	5.0% to 5.5%
Expense growth	3.0% to 3.5%
Property NOI [2] growth	6.25% to 6.75%

Transactions

Acquisitions	$180.0 to $250.0 million
Dispositions	$60.0 to $75.0 million
Development	$40.0 to $60.0 million

Corporate Expenses

General and administrative expense	$16.6 to $17.0 million
Development costs	$1.0 to $1.2 million
Costs associated with acquisitions	$0.6 to $0.8 million

Debt

Capitalized interest	$1.2 to $1.5 million
Expensed interest (excluding prepayment costs and defeasance refund) [3]	$30.1 to $30.5 million

Capital Structure [4]

Weighted average shares outstanding	46.5 million

(1)   See page 30 for our definition of this non-GAAP measurement.

(2)   See page 32 for our definition of this non-GAAP measurement.

(3)   Includes $2.1 million of deferred financing costs.

(4)   Earnings guidance reflects no additional common share issuances.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, excludes impairment write-downs of depreciable real estate, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

We define FFO as adjusted as FFO, as defined above, excluding $1.7 million of prepayment penalties associated with debt repayments and $(279) of refunds for a previously defeased loan for the six months ended June 30, 2012. In accordance with GAAP, these prepayment penalties and refunds on the previously defeased loan are included in interest expense in the Company's Consolidated Statement of Operations and Comprehensive Income. We are providing this calculation as an alternative FFO calculation as we consider it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

We define FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income (loss) applicable to common shares to EBITDA.

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
(In thousands)	2012	2011	2012	2011
Net income (loss) applicable to common shares	$ 23,569	$ (1,573)	$ 21,489	$ (4,655)
Allocation to participating securities	100	—	99	—
Interest expense [1]	6,796	7,815	16,349	15,601
Depreciation and amortization	13,464	13,248	26,696	26,303
Gain on disposition of properties	(22,859)	—	(22,819)	—
Income taxes	103	39	179	131
Total EBITDA	$ 21,173	$ 19,529	$ 41,993	$ 37,380

(1)　The six months ended June 30, 2012, include $1.7 million of prepayment costs and $(279) for refunds on a previously defeased loan.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income (loss) attributable to AERC.

	Three Months Ended June 30,		Six Months Ended June 30,	
(In thousands)	2012	2011	2012	2011
Property NOI	$ 25,260	$ 21,863	$ 49,428	$ 42,527
Office NOI	313	—	313	—
Construction and other services net (loss) income	(83)	(26)	(153)	(305)
Depreciation and amortization	(13,039)	(12,328)	(25,649)	(24,475)
General and administrative expense	(4,264)	(3,959)	(8,633)	(8,129)
Development costs	(297)	(102)	(607)	(176)
Costs associated with acquisitions	(485)	(65)	(485)	(121)
Interest expense	(6,796)	(7,493)	(16,103)	(14,834)
Income (loss) from continuing operations	609	(2,110)	(1,889)	(5,513)
Income from discontinued operations:				
Operating Income	197	549	649	884
Gain on disposition of properties	22,859	—	22,819	—
Income from discontinued operation	23,056	549	23,468	884
Net income (loss)	23,665	(1,561)	21,579	(4,629)
Net loss (income) attributable to noncontrolling redeemable interest	4	(12)	9	(26)
Consolidated net income (loss) attributable to AERC	$ 23,669	$ (1,573)	$ 21,588	$ (4,655)

Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.